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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

EXTRAORDINARY GENERAL MEETING HELD ON 21 SEPTEMBER, 2010
POLL RESULTS

Semiconductor Manufacturing International Corporation (the “Company”) announces that the proposed resolutions set out in the notice for the extraordinary general meeting of the Company held on 21 September, 2010 (the “EGM”) were duly passed by way of poll.

Reference is made to the Company’s circular dated 6 September, 2010 (the “Circular”) in relation to, among other things, the following Non-Exempt Connected Transactions:

1.	subscription of new shares under special mandate by Datang Telecom Technology & Industry Holdings Co., Ltd.; and

2.	release of Datang Telecom Technology & Industry Holdings Co., Ltd. from lock-up restriction.

Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

The Company announces that the proposed resolutions set out in the notice for the extraordinary general meeting of the Company held on 21 September 2010 (the “EGM”) were duly passed by way of poll.

As at the date of the EGM, the total number of Shares entitling the holders to attend and vote for or against all the resolutions at the EGM was 22,091,285,503 Shares. As set out in the Circular, Datang and its associates (as defined in the Listing Rules) is required under the Listing Rules to abstain from voting on the resolutions for approving the Non-Exempt Connected Transactions at the EGM. The Company confirms that Datang has abstained from voting on the resolutions to approve the Datang Subscription and the Amendment letter at the EGM. There were no Shares entitling the holders to attend and vote only against any of the resolutions.

The number of Shares represented by votes for and against the respective resolutions at the EGM was as follows:

	ORDINARY RESOLUTIONS	No. of Votes (%)
		FOR	AGAINST
	To approve, ratify and confirm the Datang Subscription Agreement and the transactions contemplated thereunder (including but not limited to the issue of Datang Subscription Shares in accordance with the terms and conditions of the	3,384,340,392	12,000
1.	Datang Subscription Agreement). #	(99.999645)%	(0.000355)%
	As more than 50% of the votes were cast in favour of the resolution, the
	resolution was duly passed.

	To approve, ratify and confirm the Amendment Letter and the transactions	2,883,226,566	501,125,826
2.	contemplated thereunder. #	(85.192859)%	(14.807141)%
	As more than 50% of the votes were cast in favour of the resolution, the
	resolution was duly passed.

Computershare Hong Kong Investor Services Limited, Hong Kong branch share registrar of the Company, acted as the scrutineer for the vote-taking at the EGM. The work performed by Computershare Hong Kong Investors Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

For and on behalf of

Semiconductor Manufacturing International Corporation

Anne Wai Yui Chen

Company Secretary

Hong Kong, 21 September, 2010

• For identification purposes only
# Full text of the Resolutions is set out in the Notice of Extraordinary General Meeting.